Exhibit 3.3

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:08 AM 10/24/2018
FILED 11:08 AM 10/24/2018
SR 20187294713 - File Number 5942310

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF

AUTISM DIAGNOSTIC TECHNOLOGIES, INC.

Autism Diagnostic Technologies, Inc.., a corporation organized and existing under the laws of the State of Delaware, herby certifies as follows:

FIRST: The name of this corporation is Autism Diagnostic Technologies, Inc. (the “Company’’).

SECOND: The date on which the Company’s Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware is January 20, 2016.

THIRD: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation, as heretofore amended (the “Certificate of Incorporation”), by adding the following at the end of Section IV.A of the Amended and Restated Certificate of Incorporation:

Effective as of the effective time of 5:00 p.m., Eastern time, on September 18, 2018 (the “Effective Time”), each ten (10) shares of the Company’s Common Stock, par value $0.00001 per share, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Company or the respective holders thereof, be combined into one (1) share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split’”); provided, however, no fractional shares of Common Stock shall be issued as a result of the Reverse Split and, in lieu thereof, shall be rounded up to the nearest whole share of Common Stock. Each stock certificate that, immediately prior to the Effective Time, represented shares of pre-Reverse Split Common Stock shall, from and after the Effective Time, automatically and without any action on the part of the Company or the respective holders thereof, represent that number of whole shares of post-Reverse Split Common Stock into which the shares of pre-Reverse Split Common Stock represented by such certificate shall have been combined (provided, however, that each holder of record of a certificate that represented shares of pre-Reverse Split Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of post-Reverse Split Common Stock into which the shares of pre-Reverse Split Common Stock represented by such certificate shall have been combined pursuant to the Reverse Split). The Reverse Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of post-Reverse Split Common Stock resulting from the Reverse Split and held by a single record holder shall be aggregated.

FOURTH: The foregoing amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and shall be effective as of 5:00 p.m., Eastern time, on September 18, 2018.

IN WITNESS WHEREOF, AUTISM DIAGNOSTIC TECHNOLOGIES, INC. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 17th day of October, 2018.

AUTISM DIAGNOSTIC TECHNOLOGIES, INC.

By:	/s/ Andrew Stewart
Andrew Stewart
Chief Executive Officer